UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number 333-167130

CUSIP Number

FORM 12b-25

NOTIFICATION OF LATE FILING

(CheckOne):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For period ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended: ________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Flywheel Advanced Technology, Inc.
Full Name of Registrant

123 West Nye Lane, Suite 455
Address of Principal Executive Office (Street and Number)

Carson City, NV 89706
City, State, and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the six-month period ended March 31, 2023 (the “Report”) by the prescribed date of May 15, 2023, without unreasonable effort or expense, because the Registrant needs additional time to complete certain disclosures and analyses to be included in the Report. In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file the Report on or prior to the fifth (5th) calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Tang Siu Fung	(852)	6686-0563

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made. See Annex A

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Flywheel Advanced Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 16, 2023	By:	/s/ Tang Siu Fung
Tsang Siu Fung
Chief Executive Officer (Principal Executive Officer and
Principal Financial Officer)

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Annex A

As previously reported, on March 22, 2023, Flywheel Advanced Technology, Inc., a Nevada corporation (the “Company”), consummated a share exchange transaction (the “Share Exchange”) pursuant to which QBS System Limited, a limited company incorporated under the laws of Hong Kong (“QBS System”), became the Company’s wholly owned subsidiary. In connection with the Share Exchange, the Company changed its business focus to the business of QBS System, which provides Internet of Things (“IoT”) solutions and services to assist its clients to build applications using available IoT devices, sensors, frameworks, and platforms, integrate hardware and software solutions with clients existing landscape, or implement new IoT solutions for enterprises.

Following the Share Exchange, the financial statements of QBS System are being reported on a consolidated basis with the Company’s financial statements. As a result, the Company expects that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023.

The Company has not yet finalized its financial statements for the fiscal quarter ended March 31, 2023. Therefore, the Company is not able to quantify the anticipated changes in its results of operations at this time.

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